

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 14, 2024

David Rosen
Managing Partner
Rubric Capital Master Fund LP
155 East 44th Street
New York, New York 10017

> **Re: Rubric Capital Master Fund LP**
> **Xperi Inc.**
> **PREC 14A filed by Rubric Capital Management LP et al.**
> **Filed March 8, 2024**
> **File No. 001-41486**
> **Soliciting Materials filed pursuant to Rule 14a-12 by Rubric Capital**
> **Management LP et al.**
> **Filed March 11, 2024**

Dear David Rosen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filings.

PREC14A filed March 8, 2024

Reasons for the Solicitation, page 11

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident or disclosed in the soliciting materials. Please generally revise the disclosure throughout this section accordingly. Some examples of opinions presented as fact that should be recharacterized and/or supported include the following:
    - "Despite a long runway of potential growth driven by regulatory changes requiring

> additional in-cabin monitoring..."
> - "The upshot of this is that Xperi sold a business it incubated and understands well, and instead chose to enter into a new business: being the primary creditor to Tobii..."
> - "That company was in a similar state of disarray as Xperi is today, plagued by profligate spending at the expense of stockholder returns."
> - "Unfortunately, insiders will have issued themselves a material amount of the Company at the expense of existing stockholders by the time this level of margin improvement is achieved, given the current pace of dilution..."

2. Please reconcile your statement on page 11 that "[s]ince the Spin-Off, Xperi's shares of Common Stock have declined by approximately 24%" with (i) the figure of "-28%" on the graph on that same page referring to Xperi's stock price since the Spin-Off and (ii) the statement in your press release dated March 11, 2024 that Xperi shares declined "by approximately 28%" since the completion of the Spin-Off.

3. We note your reference to *Adjusted* Gross Margin and *Adjusted* EBITDA Margin in the table on page 13. With a view towards disclosure, please revise to include the adjustments made to those figures for Xperi and the Average ISS Peers.

4. We note your reference on page 13 to the Company having issued "over 9% of its diluted share count to insiders" in 2023 and the statement in your press release dated March 11, 2024 that the Board "has deemed it appropriate to issue insiders over 10% of the Company's equity in the last year..." Please tell us how you calculated these percentages and please reconcile these two statements.

5. Refer to your statement on page 14 and in your press release dated March 11, 2024 that Mr. Lacey's election "would bring an owner's perspective to the boardroom." Please revise to explain how Mr. Lacey's ownership of less than one-tenth of a percent of the Company's shares distinguishes his "owner's perspective" from that of the existing board members.

6. Please revise throughout to provide more specific source cites for assertions of fact. For example, in several places, such as on pages 13 and 14, you refer to "Public Filings"; revise to identify the specific filings referenced.

Voting and Proxy Procedures, page 23

7. Your statement on page 24 that "there would be no broker non-votes by such brokers" appears inconsistent with the rest of the disclosure in the preceding sentence, which states that, if a stockholder receives proxy materials from both you and the Company, "then brokers holding shares in such stockholder's account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether 'routine' or not." Please revise to clarify.

8. On page 24, you reference the possibility of stockholders receiving "proxy materials only from one of the Company and Rubric Capital...," which implies that the Annual Meeting

could still occur without the Company distributing proxy materials to stockholders. Please advise or revise. In addition, explain why you believe that if shareholders receive proxy materials from Rubric only, this would allow brokers to exercise discretionary authority.

<u>Form of Proxy , page II-3</u>

9.   Clarify that the bold-faced capital type describing how the proxy will be voted if not direction is indicated refers to signed but unmarked proxies. See Rule 14a-19(e)(7).

<u>Soliciting Materials filed pursuant to Rule 14a-12 by Rubric Capital Management LP et al.</u>

<u>Press Release</u>

10.   Refer to comment 1 above. Please provide the support for the following statement in your press release dated March 11, 2024, and revise future similar statements to characterize them clearly as an opinion or belief: "The failure to capitalize on the promise of Perceive, despite its potential to accelerate the AI software stack, while shouldering stockholders with years of losses is emblematic of the Company's capital mismanagement..."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions